UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                         YIFAN COMMUNICATIONS, INC.
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                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.008 PER SHARE
   ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                  98583T204
   ---------------------------------------------------------------------
                               (CUSIP Number)


                                 JEFFREY WU
                             100 WILLIAM STREET
                                 SUITE 2000
                          NEW YORK, NEW YORK  10038
                               (917) 331-8822
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                July 30, 2000
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO. 98583T204           13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey Wu

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                               (b) [x]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS

          00; PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

            NUMBER OF     7   SOLE VOTING POWER

             SHARES           3,318,100 shares

          BENEFICIALLY    8   SHARED VOTING POWER

            OWNED BY          0 shares

              EACH        9   SOLE DISPOSITIVE POWER

            REPORTING         3,318,100 shares

             PERSON      10   SHARED DISPOSITIVE POWER

              WITH            0 shares

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,318,100 shares

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [  ]

         N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.13%

    14   TYPE OF REPORTING PERSON

         IN

   ITEM 1.   SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.008 per share (the "Common Stock"), of Yifan Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 41-60 Main Street, Suite 210, Flushing, Queens, New York 11355.

   ITEM 2.   IDENTITY AND BACKGROUND.

        (a) The name of the person filing this statement is Jeffrey Wu (the "Reporting Person").

        (b) The Reporting Person's business address is 100 William Street, New York, New York 10038.

        (c) The Reporting Person is principally employed as (a) the Chief Executive Officer of Hong Kong Supermarket, a chain of Chinese specialty supermarkets located in the northeastern United States, and
   (b) the President of Mon Chong Loong ("MCL") Trading, Inc., a wholesale distributor of Asian foods to the Hong Kong Supermarket and other retail grocers. The principal executive offices of Hong Kong Supermarket and of MCL Trading, Inc. are both located at 56-72 49th Place, Maspeth, New York 11378. The Reporting Person is currently the sole director of the Company.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  The Reporting Person is a citizen of the United States.

     ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The Reporting Person acquired beneficial ownership of 3,293,100 shares of the Company's common stock on July 30, 2000 pursuant to a reorganization of the Company and Yifan.com, Inc., a New York corporation, in which all of the stockholders of Yifan.com, Inc., including the Reporting Person, contributed all of their interest in Yifan.com, Inc. to the Company solely in exchange for the right to receive shares of Common Stock (the "Reorganization"). Effective September 25, 2000, the Reporting Person was also granted an option to acquire 25,000 shares of Common Stock pursuant to the terms and conditions of the Company's Non-Employee Directors' Stock Option Plan. No consideration was paid for the option, other than the Reporting Person's services as a director.

         The Reporting Person expects to acquire 3,000,000 additional shares of Common Stock pursuant to a privately negotiated stock purchase and sale transaction with another major stockholder of the Company. The Reporting Person will use personal funds to pay for any shares of Common Stock acquired in such a transaction. The Reporting Person may also receive, from time to time, additional stock-based compensation in exchange for services as a director or officer of the Company.

   ITEM 4.      PURPOSE OF TRANSACTION.

         The Reporting Person beneficially acquired shares of Common Stock in the Reorganization for investment purposes. The Reporting Person plans to acquire, in a privately negotiated transaction with another major stockholder of the Company, 3,000,000 additional shares of Common Stock with the intention of influencing or controlling the management and direction of the Company. More specifically, the Reporting Person plans (1) to cause the Company to pursue acquisition, merger or joint venture opportunities with providers of internet services and, in particular, internet services to be marketed to Chinese-speaking users, (2) to facilitate the purchase of shares of Common Stock by another investor who shares the Reporting Person's interest in causing the Company to pursue such acquisition, merger or joint venture opportunities, as described in Item 6 below, (3) to appoint additional directors to fill the existing vacancies on the Company's board of directors, including the investor referred to in clause (2), and (4) to appoint himself as the chief executive officer of the Company and to appoint other persons as additional officers of the Company The Reporting Person may also propose, at a later date, amendments to the Company's certificate of incorporation in order to effect a reverse stock split. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any the actions specified in clauses (a) to (j) of
   Item 4 in Schedule 13D.

         Although the foregoing represents the current plans and intentions of the Reporting Person, such plans and intentions may change at any time. Accordingly, there can be no assurance that the Reporting Person will take all or any of the actions referred to in the preceding paragraph or will succeed in effecting any such actions.


   ITEM 5.      INTEREST IN SECURITIES OF ISSUER.

         (a) The Reporting Person beneficially owns 3,318,100 shares of the Common Stock of the Company, of which (1) 2,843,100 shares are held in name of the Reporting Person, (2) 450,000 shares are held by the Reporting Person as custodian for the benefit of his minor child under the Uniform Gifts to Minors Act of the State of New York, and
   (3) 25,000 shares may be acquired within 60 days upon the exercise of an option to acquire such shares that was granted to the Reporting Person under the Company's Non-Employee Directors' Stock Option Plan. Such 3,318,100 shares represent 24.13% of the outstanding shares of Common Stock of the Company, based on the number of shares of outstanding Common Stock of the Company as of November 14, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003.

         (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Common Stock for which beneficial ownership is reported under Item 5(a).

         (c) The Reporting Person did not effect any transactions in equity securities of the Company during the past 60 days.

         (d) The Reporting Person's minor child has the right to receive dividends, if any, paid by the Company with respect to, or the proceeds of any sale of, 450,000 shares of Common Stock held for the benefit of such minor child, as described in Item 5(a). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person.

         (e) The Reporting Person is currently the beneficial owner of 24.13% of the outstanding shares of Common Stock of the Company, as reported above.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has reached an agreement in principle with a major stockholder of the Company pursuant to which the Reporting Person proposes to acquire an additional 3,000,000 shares of Common Stock of the Company. The Reporting Person has also put another major stockholder of the Company in contact with an investor who shares the Reporting Person's interest in causing the Company to pursue acquisition, merger or joint venture opportunities of the kind described in Item 4 in order to facilitate the sale of such major stockholder's shares to such investor. No assurances can be made that either of the purchase and sale transactions referred to in this Item 6 will be consummated.

   ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

         None.

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        December 11, 2003
                                        -----------------------------
                                        (Date)

                                        /s/  Jeffrey Wu
                                        -----------------------------
                                               (Signature)


                                        Jeffrey Wu
                                        -----------------------------
                                               (Name and Title)





         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






















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